FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

June 22, 2004

Commission File Number: 000-28011

Terra Networks, S.A.

(Translation of registrant’s name into English)

Paseo de la Castellana, 92

28.046 Madrid

Spain

(34) 91-452-3900

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F       X        Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes                  No       X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes                  No       X

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes                  No       X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Terra Networks, S.A.

Item		Sequential Page Number
1	Relevant fact, dated on June 22, 2004	3

[LOOSE TRANSLATION FOR INFORMATION PURPOSES ONLY]

TO THE SECURITIES MARKETS NATIONAL COMMISSION

NOTIFICATION OF RELEVANT FACT

TERRA NETWORKS, S.A., in compliance with Article 82 of Law 24/1988, of July 28, of the Securities Market, hereby communicates the following:

HECHO RELEVANTE- RELEVANT FACT

It is attached hereto the text of the speech given by the Chairman of the Board of Directors of Terra Networks S.A, Mr. Joaquin Faura Batlle, to the General Ordinary Shareholders’ Meeting of Terra Networks S.A. held today June 22, 2004 at “Palau Sant Jordi –Passeig Olimpic 5-7, Barcelona, at 17.30 hours- at first and sole calling.

ADDRESS BY JOAQUIN FAURA

TO THE GENERAL MEETING OF SHAREHOLDERS OF TERRA LYCOS

Barcelona, 22 June 2004

Good afternoon again. In the coming few minutes, I would like to share my view of present day Terra, within the context of the present market and its evolution, the results achieved during 2003, among which I would like to point out that a 61% increase in the subscriber base has been achieved, and for the first time, in the fourth quarter, a positive operating result was achieved. We shall also consider the short term actions we are taking and the strategic actions that will define the future and transformation of this company.

If you have no objections, and in order for everyone to understand, I shall continue my address in Spanish.

I would like to start with a brief snapshot of what Terra is today.

Terra is now a leading company in Spain and in the Latin American world in the three core businesses in which it operates: Access, portal and value added services.

•	In added value services, we already have 3.5 million users who have hired our services and who generate recurring revenue.

•	We continue to be the leading portal in the Spanish and Portuguese speaking countries: Terra is the third portal in Brazil and Spain, the second in Mexico and Chile and leader in Peru and Colombia. We are able to transform that leadership into advertising revenue. For example, in Spain we are leaders in advertising investment.

•	Access is an important part of our business.

•	We are broadband leaders in Brazil, with nearly half a million users. In Spain, Terra has nearly 200,000 ADSL customers.

•	In narrow band, we have more than 1.5 million users who also generate recurring revenue and are also an important base on which to build up the future broadband business.

All this translates into the following parameters:

•	We start with a company that has more than 5 million customers generating recurring revenue. 76 people a month visited our pages in 2003 (this is the data for December).

•	A company present in 17 countries, with significant presence in Spain, the U.S.A. and the main markets of Latin America.

•	A company with revenue of 547 million Euros in revenue and a positive operating result (or EBITDA) since the last quarter of the year.

•	A company with a high financial solidity due to the absence of endebtment and high liquidity.

•	A company with a stock exchange value of about 3,000 million euros.

To sum up, we have a solid base on which we ready building, resting upon our customers and the financial position of the company.

What direction is the market going in? Before considering what we are doing and where we are heading as the company’s future, I shall attempt to briefly share the main trends of this market with you.

The business now concentrates on access and, fundamentally, on Broadband. There is a relevant “basic” services and content business in which the revenue is mainly obtained from advertising; and then there is the incipient appearance of an added value services and content business.

The future trend of the market is one of important growth, where added value services will be the driving force of the rest of the business, including access.

Thus, the access business will continue to grow, based on an increase in penetration into homes (and less loss of customers). It is beginning to evolve toward a model based on packed-oriented added value services with access, in which the connectivity component is characterised by increased speed and price reductions.

There are already examples that point in this direction. The American SBC, British Telecom, Deutsche Telecom or Telefónica itself.

As far as these basic services are concerned, the business model is consolidated, which requires growing scale economies and one must achieve a critical mass.

This is due to the need to ensure increasingly greater profitability from technological investments, as well as increase revenue from advertising and electronic commerce.

As an example:

•	Google is a world leader in the search engine business.

•	Yahoo! Generates more than 1,600 million dollars in revenue from a business mainly based on the portal.

•	MSN has more than 110 million instant messaging users, generating increasingly greater communities.

•	Amazon and E-bay have achieved profit in the electronic commerce business.

Lastly, the emerging business model in added value services is partially based on subscriptions (recurring revenue) and another on transactions (variable income).

New operators are already appearing in this business, who are beginning to capture this opportunity in different ways.

•	Thus, Yahoo! and MSN are launching parcel-oriented offers linked to access operators (for example, British Telecom with Yahoo!).

•	Apple has achieved 70 million downloads a year at 99 cents.

•	And Real, in the United States, already has more than 450,000 subscribers to the music service who pay 10 dollars a month.

To sum up, the added value services, while still incipient, are growing significantly and are linked to access.

In this context, what are we doing? Terra is being transformed to capture new business opportunities in the short term, while also at strategic level:

•	In the short term, we are already working to bring the company nearer to the consumer, and to ensure improved profitability.

•	As to revenue, we are commercially relaunching Terra.

•	As to costs, we are restructuring the organisation to make it more simple and customer oriented.

•	Strategically, our future project will be development and commercialisation of value added services linked to access with the Telefónica Group.

Now, what do we mean by bringing the company nearer to the consumer ?

•	We mean obtaining a more in-depth knowledge of the customer, taking advantage of information on the consumer and improving the data gathering systems.

•	We refer to sourcing our customers from any point of sale and channel as yet another consumer product, including department stores.

•	We refer to reinforcing our sales force to reach all our potential customers, as well as to maximise advertising sales for our portal business.

•	We are speaking of positioning the brand Terra, that has a clear space in the consumer’s mind, and to strengthen it in all the geographical areas where we are present: Spain and America.

•	And finally, we are speaking of launching new products linked to access that allow us to attract new customers, as well as to ensure the loyalty of our present base.

As an example of this, we have launched a product in which, access linked content and services are co-branded with the prestige of Disney, which already has more than 12,000 customers.

The new version of this product, “Conecta Disney”, allows our customers to:

•	On one hand, access activities and games based on films, cartoons, stories and comics, as well as see short animations and other Disney videos.

•	On the other hand, establishing a control system for parents to filter the information their children receive, approving the type of files they access, limiting the maximum browsing time, and even the flexibility to create different access profiles for different users.

In line with increased proximity to the customer, we are preparing the launch of a multiplatform product based on the relation the Telefónica Group has with the Real Madrid and Barcelona clubs. Rather than providing a detailed description of what this will consist of, we shall now project a few images that summarise it. At Terra, we have put a lot of illusion into this new launch.

(PROJECTION OF FOOTBALL VIDEO PRODUCT)

(This new product will have exclusive content of the ‘Real Madrid’ and ‘Fútbol Club Barcelona’ with such services as e-mail / “premium”, antispam and antivirus, all in a multi-platform environment).

As to our brand, we are making a special effort to support the image of our key markets. We have a very important asset in our brand and we shall continue to invest in maintaining it.

The results of that effort are already becoming apparent on some of our major markets. For example, in Brazil, after the latest initiatives in that sense, Terra had become the most recognised brand in the Internet sector, and we are continuing our work in that direction.

This important brand image in Latin America is bringing about a significant business leadership in Brazil, Chile, Mexico, Peru and Colombia.

This is the last Terra campaign in Brazil:

(PROJECT OF THE ‘TERRA MAIS’ VIDEO)

As we previously explained, many of the new products that are being worked on have a component for mobile telephony, following a multi-platform strategy.

Thus, Terra is launching numerous consumer services for mobiles and we have already begun to see the results; for example:

•	In only a few months, we have had more than 40,000 monthly tone downloads.

•	In Brazil, we already have more than 4,000 subscribers to our TV Terra services on cell phones.

•	The Terra WAP portals already have more than 300,000 hits per month.

And this is only the beginning. We shall continue to work actively in this field; for example:

•	In addition to what we have seen for football, an SMS, WAP and i-mode service is to be launched for the Olympic Games, in order to ensure maximum flexibility in the way customers can receive it.

As to restructuring the company, we are working on several fronts with a double objective:

•	ONE: to bring our organisation closer to our end customers, in order to provide a swifter response to their needs. The role of the regional business units in Spain and America has been boosted. In that sense, we shall continue to explore the strategic options for Lycos, just as previously reported on the markets.

The Global Contents Unit has been set up, with special attention to the mobile business where, as has been seen, important results are being obtained in Brazil as well as in Spain. A new Quality area has already been created, reporting directly to the Presidency, to guarantee customer attention.

•	And TWO: to simplify the organisation by eliminating internal costs and bureaucracy, especially in the corporate area.

This is how we are building up the bases of our project for the future. In recent months, we have been working on defining a project for Terra to build on the assets of our company, concentrating on designing and commercialising Value Added Services linked to Access in the Telefónica Group.

What services and contents?

Improvement of Internet technology and increased bandwidth are allowing many of the Added Value Services and Contents expectations to become a reality.

•	The consumer will see additional benefits. For example, in the case of music, being able to buy just one song (instead of a whole record, and choosing from a very wide range), for less than a euro, immediately and without leaving home; and also listen to a very wide selection of whatever songs one wants through a monthly subscription costing less than a CD.

•	As to efficiency, the distribution is direct in this new channel, eliminating steps such as production of the CD, storage and physical distribution from the process.

At Terra we already have some differential competitive advantages in several of these categories and we are going to continue to work in it in the future.

In the example of music, we may access the more than 400,000 proprietary titles on the Spanish market that have already been digitised on ‘ST Hilo’ and those for which the Group has negotiated the rights.

This vision is implemented through a packet-based offer we are building up as follows:

•	The best access:

•	The best offer at all times, by hours, flat rate, etc.

•	Through the device chosen by the consumer: computer, mobile phone, TV, etc…

•	A service platform with the best technology available on the market. For example, we are negotiating the terms of search engine services with Google and have reached an agreement with world leaders in the dating business.

•	A series of customised, integrated Added Value services and contents, with the basic services (search engine, instant messaging, electronic mail … ) and with access.

•	A complete offer for the customer supported by:

•	A strong brand that reinforces the product image.

•	Security and ease of use and payment;

•	And maximum quality service.

To sum up, we are building a company oriented at obtaining maximum customer satisfaction through an ample offer:

•	On one hand, we are building a combination of access with services and contents, that is based on:

•	The best possible access on any type of platform (PC, mobiles…)

•	The best technology available.

•	Services and contents that are fully adapted to our markets.

•	Functionalities that help to build up communities.

•	On the other hand, we are improving the present offer of open portal, as we explained before, based on:

•	Marketing and advertising solutions adapted to the needs of the user.

•	An ample, competitive electronic commerce product.

To sum up, I would again like to emphasise that we are building up a company aimed at obtaining maximum customer satisfaction through the best offer on the market.

Having reviewed the short term actions and strategy for the future, in which we are already advancing, I would like to share some of the most significant figures from financial year 2003, that are extensively described in the report.

We shall begin with the evolution of the Terra shares. In 2003, the Terra were revaluated 20%, in line with the progress of the Ibex-35 (that grew 22% over the same period).

During 2003, revenue has been maintained, excluding losses on foreign exchange, and there has been an improvement in their recurrence due to the 61% increase in number of subscribers. This positive trend is being confirmed in the first quarter of 2004, in which we have achieved a 17% growth compared with the first quarter of 2003.

In 2003, an improvement in the operating result (EBITDA) was achieved, reducing losses by 76%, to 29 million euros. In the fourth quarter of 2003, a positive EBITDA was attained for the first time. This is something we achieved in the fourth quarter and which we shall maintain from now on.

Cash consumption in 2003 was less than 2002, about 157 million. In the last quarter of 2003, there was no cash consumption, nor was there in the first quarter of 2004, when we managed to maintain that positive trend.

Madrid, June 22, 2004

José F. Mateu Isturiz

General Counsel and Secretary of the Board of Directors of Terra Networks, S.A.

This communication contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements may be identified by words such as “believes”, “expects”, “anticipates”, “projects”, “intends”, “should”, “seeks”, “estimates”, “future” or similar expressions. Certain factors affecting such forward-looking statements are described in the company´s filings with the Securities and Exchange Commission, including the company´s annual report on Form 20-F under the heading “Risk Factors”.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Terra Networks, S.A.

Date: June 22, 2004	By:	/s/ José F. Mateu Isturiz
	Name:	José F. Mateu Isturiz
	Title:	General Counsel and Secretary of the Board of Directors